[redacted]

09055657

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17 a-5 PART III	FACING PAGE Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 41609 8-~~51291~~

REPORT FOR THE PERIOD BEGINNING - 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WWK Investments, Inc. (a wholly-owned Subsidiary of Welch, Welch & Kelley Investments, Inc.)

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

133 W. Main Street, Suite 130
(No. and Street)

Northville	Michigan	48167
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch — 248-449-8300
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Rehmann Robson	5750 New King Street, Suite 200	Troy	MI	48098
	(Number and Street)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

❖ Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410(1-78)

OATH OR AFFIRMATION

I, Daniel J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D J Welch

Signature

President

Title

Mary E. Tabin

Notary Public

MARY E. TABIN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Comm. ... May 19, 2013
Acting in the County of Wayne

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1. and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditors' Report on Internal Accounting Control.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

TABLE OF CONTENTS

Rehmann

Rehmann Robson
39300 W. Twelve Mile Rd., Suite 100
Farmington Hills, MI 48331
Ph: 248.579.1100
Fx: 248.536.6201
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 23, 2009

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

We have audited the accompanying statement of financial condition of ***WWK Investments, Inc.*** (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) as of December 31, 2008, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***WWK Investments, Inc.*** as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

Troy, MI

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$	42,856
Receivables from broker-dealers and clearing organizations		70,827
Prepaid assets		3,167
Refundable federal taxes		3,500
Net property and equipment		64,473
Other assets		2,297
Total assets	**$**	**187,120**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities		
Accrued compensation	$	28,328
Accrued professional fees and miscellaneous		5,756
Deferred income taxes		3,500
Total liabilities		**37,584**
Commitments (Note 4, 5 and 6)		
Shareholders' equity		
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 5,000 shares		5,000
Additional paid-in-capital		54,558
Retained earnings		89,978
Total shareholders' equity		**149,536**
Total liability and shareholders' equity	**$**	**187,120**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenues		
Commissions	$	883,833
Investment and advisory fees		17,435
Other		661
Total revenues		**901,929**
Expenses		
Compensation, commissions and related benefits		558,920
Regulatory fees		12,057
Depreciation		14,432
Advertising		822
Insurance		23,003
Occupancy		46,597
Other		199,359
Total expenses		**855,190**
Income before allocation in lieu of income taxes		**46,739**
Allocation in lieu of income taxes		23,876
Net income	**$**	**22,863**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2008

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balances, January 1, 2008	**5,000**	**$ 5,000**	**$ 54,558**	**$ 67,115**	**$ 126,673**
Net income	-	-	-	22,863	22,863
Balances, December 31, 2008	**5,000**	**$ 5,000**	**$ 54,558**	**$ 89,978**	**$ 149,536**

The accompanying notes are an integral part of these financial statements.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 22,863
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	14,432
Deferred income taxes	3,500
Net changes in operating assets and liabilities which provided (used) cash	
Receivables from broker-dealers and clearing organizations	8,416
Prepaid expenses	(166)
Accrued expenses	(14,388)
Net cash provided by operating activities	**34,657**
Cash used in investing activities	
Purchase of property and equipment	(34,546)
Net increase in cash and cash equivalents	**111**
Cash and cash equivalents, beginning of year	42,745
Cash and cash equivalents, end of year	**$ 42,856**
Supplemental cash flows information	
Cash paid during the year for federal income taxes	**$ 7,436**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WWK Investments, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services to individuals and small businesses. Customers of the Company are located predominantly in the State of Michigan.

The Company is a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc. (the "Parent") and was incorporated under the laws of the state of Nebraska on July 19, 1989.

Cash and Cash Equivalents

Cash and cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds." The Company, at times, maintains cash balances in excess of federally insured limits. The Company has not experienced any losses in such accounts and the management believes the Company is not exposed to any unusual credit risk associated with cash.

Receivables from Broker-Dealers and Clearing Organizations

Accounts receivable consist primarily of amounts due from commissions earned from the sale of financial products as described above. All amounts deemed uncollectible are charged against the allowance for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2008.

Property and Equipment

Purchased property and equipment are stated at cost, less accumulated depreciation. Major improvements and renewals are capitalized while ordinary maintenance and repairs

are expensed. Property and equipment are depreciated using the straight-line method over the estimated useful life of the related assets, which range from 5 to 7 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Revenue Recognition

Securities transactions and related revenue and expense, are recorded on a trade date basis. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the period the investments remain under the management of the investment advisory firms.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $822 in 2008.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. In 2008, 87% of commission revenue was from two investment companies.

Allocation in Lieu of Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. The Company currently has no formal income tax sharing agreement with the Parent and, as such, income taxes have been determined as if the Company files on a separate return basis.

Federal and state deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal and state income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes arise from temporary basis differences related primarily to different methods used for depreciation. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current year tax or benefit plus or minus the change during the year in deferred income tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

2. PROPERTY AND EQUIPMENT

Major classes of property and equipment are summarized as follows at December 31, 2008:

	Amount
Furniture and fixtures	$ 14,450
Leasehold improvements	40,461
Equipment	32,688
Total property and equipment	87,599
Less accumulated depreciation	23,126
Property and equipment, net	**$ 64,473**

3. RELATED PARTY TRANSACTIONS

As of January 1, 2008, the Parent has adopted a safe harbor 401(k) plan. As the Company is a wholly owned subsidiary of the Parent, all Company employees who meet the plan's eligibility requirements are covered. Contributions for the year ended December 31, 2008 were $15,404.

4. LEASE COMMITMENTS

The Company leases office space under an operating lease expiring on March 31, 2014. The lease has options to renew for an additional 6 years. The lease terms of the contract began on December 1, 2007 with a commencement date of April 1, 2008. The Company did not move into the location until January 2008. The Company incurred expenses

associated with the move to the new building and as such, the landlord offset the leasehold improvements incurred by the Company as a form of payment from December 1, 2007 through March 31, 2008.

The Company also leased office space on a month-to-month basis for $750 per month. The lease commenced April 1, 2008 and terminated in December 2008.

Rent expense under the operating leases amounted to $38,152 for the year ended December 31, 2008.

Future minimum rental payments under non-cancelable operating leases with initial or remaining terms in excess of one year and in effect as of December 31, 2008 is as follows:

Year Ending December 31	**Amount**
2009	$ 27,563
2010	28,153
2011	28,775
2012	29,354
2013	29,937
Thereafter	7,521
Total	**$ 151,303**

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital may not exceed 15 to one (1,500%).

At December 31, 2008 the Company had net capital of $38,556, which was $33,556 in excess of required net capital and the Company's ratio of aggregate indebtedness to net capital was 88.40%.

6. INCOME TAXES

The allocation in lieu of income taxes consists of the following components for the year ended December 31, 2008.

Current tax	
Federal	$ 7,436
State	12,940
Total current tax	20,376
Deferred income tax – Federal	3,500
Allocation in lieu of income taxes	**$ 23,876**

* * * * *

Supplementary Schedule

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total shareholders' equity qualified for net capital	**$ 149,536**
Deductions and/or changes	
Non-allowable assets	
Petty cash	500
Accounts receivable - advisor fee	4,000
12b-1 accrual	36,043
Prepaid expenses and refundable federal taxes	6,667
Property and equipment	64,473
Security deposit	2,297
Total deductions	**113,980**
Addition - deferred tax liability	**3,500**
Net capital before haircuts on securities positions (tentative net capital)	**39,056**
Haircuts on securities - Other securities	**500**
Net capital	**$ 38,556**
Aggregate indebtedness - Items included in statement of financial condition - accrued expenses/accounts payable	$ 34,084
Computation of basic net capital requirement	
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 33,556
Excess net capital at 1,000% (Net capital, less 10% aggregate indebtedness)	$ 35,148
Ratio of aggregate indebtedness to net capital	88.40%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

Rehmann

Rehmann Robson
39300 W. Twelve Mile Rd., Suite 100
Farmington Hills, MI 48331
Ph: 248.579.1100
Fx: 248.536.6201
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

February 23, 2009

Shareholders and Board of Directors
WWK Investments, Inc.
Northville, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of ***WWK Investments, Inc.*** (the "Company") (a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

Troy, Michigan

WWK INVESTMENTS, INC.

(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)
Northville, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2008

Rehmann
Business wisdom delivered.

WWK INVESTMENTS, INC.
(a wholly owned subsidiary of Welch, Welch & Kelley Investments, Inc.)
Northville, Michigan

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
IN ACCORDANCE WITH RULE 17a-5

For the Year Ended December 31, 2008